

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Sam Altman
Chief Executive Officer
AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019

Re: AltC Acquisition Corp.
Amendment No. 5 to Registration Statement on S-4
Exhibit No. 10.19
Filed April 14, 2024
File No. 333-274722

Dear Sam Altman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Barbra J. Broudy